

SECURI **15026329** N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Portfolio Solutions Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100

(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
303-623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

1100 Walnut Street	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Bradley J. Swenson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Portfolio Solutions Distributor, Inc. _____ , as of December 31 _____ , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

SVP, CCO, CFO, FINOP
_____
Title

Nichole M. Kramer
_____
Notary Public

NICHOLE M. KRAMER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954015447
MY COMMISSION EXPIRES MAY 4, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Portfolio Solutions Distributor, Inc.
Table of Contents
December 31, 2014


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of ALPS Portfolio Solutions Distributor, Inc.:

In our opinion, the accompanying statement of financial condition of ALPS Portfolio Solutions Distributor, Inc. (the "Company"), presents fairly, in all material respects, the financial position of the Company at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 1100 Walnut, Suite 1300, Kansas City, MO 64106
T: (816) 472 7921, F: (816) 218 1890, www.pwc.com/us

ALPS Portfolio Solutions Distributor, Inc.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	506,472
Accounts receivable		55,265
Receivable from Parent		259,451
Prepaid expenses, deposits and other assets		175,484
Total assets	$	996,672

Liabilities and Stockholder's Equity

Accounts payable	$	31,531
Deferred tax liabilities		50,860
Total liabilities		82,391
Stockholder's Equity		
Paid-in capital		804,284
Retained earnings		109,997
Total stockholder's equity		914,281
Total liabilities and stockholder's equity	$	996,672

The accompanying notes are an integral part of these financial statements.

1. **Description of Business and Basis for Presentation**

   ALPS Portfolio Solutions Distributor, Inc. ("we", "our", "us", the "Company" or "APSD") is a wholly-owned subsidiary of ALPS Holdings, Inc. ("AHI" or "Parent"). AHI is a wholly-owned subsidiary of DST Systems, Inc. ("DST"). APSD is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

   We perform various services related to the funds we distribute, which include: supervising and maintaining licenses of broker-dealer staff, review and approval of marketing materials, acting as legal underwriter/distributor of mutual funds, administering 12b-1 plans, execution of broker/dealer selling agreements, performing due diligence on financial intermediaries, and administering firm and regulatory element for registered representatives.

   We operate under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, we claim exemption from the remaining provisions of that Rule. As such, we are not required to maintain a "Special Account for the Exclusive Benefit of Customers."

2. **Summary of Significant Accounting Policies**

   Use of estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and cash equivalents
   We consider all liquid investments with original maturities of 90 days or less to be cash equivalents.

   Accounts receivable
   Accounts receivable are stated at the amount billed to fund clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the fund clients. We extend unsecured credit to our customers.

   Income taxes
   APSD is included within the consolidated federal income tax return of DST. We compute income tax expense and income taxes payable to DST under an intercompany tax allocation policy which approximates the separate return method. The tax sharing policy provides for compensation for tax benefits of losses and credits to the extent utilized by other members in the consolidated tax return. Deferred income tax effects of transactions reported in different periods for financial reporting purposes are recorded under the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and immediately recognizes changes in income tax laws upon enactment. We recognize interest and penalties accrued related to unrecognized tax benefits, if any, in income tax expense.

   From time to time, we may enter into transactions of which the tax treatment under the Internal Revenue Code or applicable state tax laws is uncertain. In these instances, we provide federal and/or state income taxes on such transactions, together with related interest, net of income tax benefit, and any applicable penalties.

ALPS Portfolio Solutions Distributor, Inc.
Notes to the Financial Statements
December 31, 2014

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 - Significant unobservable inputs (including the entity's own assumptions in determining fair value) for the asset or liability.

Substantially all of our financial assets and liabilities are represented by cash balances held by depository institutions or are short-term in nature thus their carrying amounts approximate fair value as defined within the standard.

New authoritative accounting guidance

In February 2015, the Financial Accounting Standards Board ("FASB") issued an accounting standard update, "Consolidation (Topic 810) - Amendments to the Consolidation Analysis." The new consolidation guidance changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a VIE, and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The guidance is effective for us for fiscal years and interim periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. We are currently evaluating the standard and the impact it will have on the consolidated financial statements.

In May 2014, the FASB issued an accounting standard, "Revenue from Contracts with Customers." This standard will replace the existing accounting standard for revenue recognition and is effective for annual periods beginning after December 15, 2016. Early application of this standard is not permitted. This standard permits two transition approaches, either the retrospective transition method or the cumulative effect transition method. We are currently evaluating the standard, including which transition approach will be applied and the estimated impact it will have on the financial statements.

Subsequent events

Subsequent events have been evaluated through February 26, 2015 which is the date the financial statements were available to be issued.

3. **Income Taxes**

Deferred assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is generally the result of changes in the assets or liabilities for deferred taxes. The net deferred tax liability of $50,860 at December 31, 2014 relates primarily to prepaid assets. There were no deferred tax assets at December 31, 2014.

Various state and local income tax returns of the DST consolidated group are under examination by taxing authorities. We do not believe that the outcome of any examination will have a material impact on our financial statements.

4. **Related Party Transactions**

APSD and AHI, through AHI's wholly-owned subsidiary ALPS Fund Services, Inc. ("AFS"), have entered into an expense allocation agreement, which calls for AHI to pay various overhead and operating expenses of APSD and APSD agrees to reimburse AHI for such costs paid on its behalf. APSD records expenses in amounts determined according to the reasonable allocation from AHI, applied on a consistent basis. For the year ended December 31, 2014, the allocation was determined to be our percentage of revenue to the total consolidated revenue of AHI which resulted in allocated expenses from AFS in the amount of $169,875.

During 2013, APSD became the distributor for various funds that wholly owned subsidiaries of AHI advise and actively distribute.

At December 31, 2014, we had a receivable from parent of $259,451 which represents a net balance as the result of various transactions between us and DST and its wholly-owned subsidiaries. The balance is primarily the result of our participation in DST's centralized cash management program, wherein cash disbursements are funded by DST.

5. **Significant Estimates and Concentrations**

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers
Our two largest customers, in aggregate, account for approximately 67% of our total revenues for the year ended December 31, 2014.

Credit risk
Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions
Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Other contingencies
We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

Indemnifications
In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

6. **Net Capital Requirements**

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At December 31, 2014, we had net capital of $424,081, which was $174,081 in excess of our required net capital of $250,000.